Mail Stop 3561

April 30, 2010

Via U.S. Mail

Edward E. Whitacre, Jr.
Chairman and Chief Executive Officer
General Motors Company
300 Renaissance Center
Detroit, MI 48265-3000

Re: **General Motors Company**
Registration Statement on Form 10
Filed April 7, 2010
File No. 000-53930

Form 10-K for the fiscal year ended December 31, 2009
Filed April 7, 2010
File No. 333-160471

Motors Liquidation Company
Current Report on Form 8-K
Filed April 6, 2010
File No. 001-00043

Dear Mr. Whitacre:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

Form 10-K

Item 1A. Risk Factors, page 22

2. In future filings, please delete the last two sentences of the introductory language. Only material risks should be referenced in this section.

3. In future filings, please add a risk factor discussing risks associated with technical defaults or breach of financial ratio covenants in certain loan facilities. We note your disclosure on page 94.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 87

4. In the table on page 89, you show no VEBA assets at December 31, 2009. However, the accompanying disclosure states that you transferred all of the remaining VEBA assets after December 31, 2009, which implies that you still held the VEBA assets, but did not consolidate them, at December 31, 2009. If so, please explain to us your basis in the accounting literature for not consolidating the VEBA assets at December 31, 2009.

5. With respect to the table on page 93, please revise to clarify and explain the information presented. In this regard, we note that you have presented a table summarizing your available liquidity on page 88, and you have discussed changes in your available liquidity on page 89. However, on page 93, you have presented a table with different terminology and there is no associated discussion. Also, the term “net asset” may be confusingly similar to a term often used when referring to stockholders’ equity.

Notes to Consolidated Financial Statements

Note 2. Chapter 11 Proceedings and the 363 Sale, page 128

6. You state that application of fresh-start reporting resulted in the recognition of goodwill. In addition, you state that you recorded valuation allowances against certain of your deferred tax assets, which also resulted in goodwill. In this regard, we note the disclosure on page 110 that concluding that a valuation allowance is not required is difficult when there is significant negative evidence that is objective and verifiable, such as cumulative losses in recent years, and that you utilize and Old GM utilized a rolling three years of actual and current year anticipated results as the primary measure of cumulative losses in recent years. However, your disclosure at the beginning of Note 2 summarizes the significant cost reduction and restructuring actions contemplated by the Revised Viability Plan, which actions appear to provide significant positive evidence regarding your ability to realize a greater portion of your deferred tax assets. Also, in 2008, Old GM concluded there was substantial doubt related to its ability to continue as a going concern. According to the disclosure on page 110, your liquidity concerns were resolved in connection with the Chapter 11 Proceedings and the 363 Sale. This would appear to provide additional positive evidence regarding your ability to realize a greater portion of your deferred tax assets. It is unclear to us how you considered these positive factors when determining the amount of the valuation allowances against certain of your deferred tax assets, and thus the amount of goodwill, recorded in connection with your application of fresh-start reporting. In your response, please specifically address why the negative evidence outweighed the positive evidence in light of the substantial changes being made to your operations. In addition to your response, please expand and clarify your disclosure with respect to the amount of deferred tax assets (net of valuation allowances) recorded in your application of fresh-start reporting, as well as the propriety of continuing Old GM's policy of utilizing a rolling three years of actual and current year anticipated results as the primary measure of cumulative losses in recent years even though your operations and those of Old GM appear to lack comparability.

Directors of the Registrant, page 290

7. In future filings, please revise the director biographies to provide the information called for by amended Item 401(e)(1) of Regulation S-K, including a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

Form 8-K

8. We note that it appears you meet the definition of penny stock issuer. As such, please remove references to the Private Securities Litigation Reform Act in future filings.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Via facsimile (202) 661-4986
        William L. Tolbert, Jr., Esq.
        Jenner & Block, LLP